FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: February 2005

Platinum Group Metals Ltd.

(SEC File No. 0-30306)

Suite 328 - 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2005

   "R. Michael Jones"

R. MICHAEL JONES

President, Director

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

Item 2.

Date of Material Change

February 17, 2005

ITEM 3.

                 PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated February 17, 2005 to the TSXV.

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces that has been informed by Anglo Platinum Corporation, its joint venture partner, of an updated resource estimate as at December 31, 2004 for the area of the Western Bushveld Joint Venture. Anglo Platinum reports in their 2004 annual report the following inferred resources attributable to their 37% interest:

Merensky Reef: 7.8 million tonnes at 5.88 g/T - 4E (platinum, palladium, rhodium, and gold)

UG2 Reef:  4.8 million tonnes at 4.52 g/T - 4E

The resource update results in a total of 5.87 million ounces 4E for the project (21.1 million tonnes grading 5.88 g/t on the Merensky and 13.0 million tonnes grading 4.52 g/t on the UG2), increased from 3.72 million ounces announced on October 27, 2004. The increase in resources is the result of additional data and modelling work over the past year.

Item 5.

Full Description of Material Change

See News Release dated February 17, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)                     N/A

ITEM 7.

OMITTED INFORMATION                  N/A

ITEM 8.

                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 17th day of February, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX-V; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No.05-98	NEWS RELEASE	FEBRUARY 17, 2005

Western Bushveld Joint Venture Resource Update

Platinum Group Metals Ltd. (PTM-TSXV; PTMQF-OTCBB) announces that it has been informed by Anglo Platinum Corporation, its joint venture partner, of an updated resource estimate as at December 31, 2004 for the area of the Western Bushveld Joint Venture. PTM and Anglo Platinum each hold a 37% interest in the joint venture, with BEE partner Africa Wide Mining holding 26%. Anglo Platinum reports in their 2004 annual report the following inferred resources attributable to their 37% interest:

Merensky Reef

7.8 million tonnes at 5.88 grams per tonne- 4E (platinum, palladium, rhodium, and gold)

UG2 Reef

4.8 million tonnes at 4.52 grams per tonne- 4E

The resource update results in a total of 5.87 million ounces 4E for the project (21.1 million tonnes grading 5.88 g/t on the Merensky and 13.0 million tonnes grading 4.52 g/t on the UG2), increased from 3.72 million ounces announced on October 27, 2004. The increase in resources is the result of additional data and modelling work over the past year.

These resources are reported by Anglo Platinum subject to the SAMREC code and were the subject of an independent audit. PTM is nearing the completion of its own independent audit of the resources in satisfaction of National Instrument 43-101 and the results of this study are expected shortly. PTM has commenced drilling on the Western Bushveld Joint Venture Project with two objectives 1) to increase the level of confidence on the known resources adjacent to the BRPM platinum mine and 2) to explore along strike and up-dip of the Styldrift platinum project.

About PTM

PTM is based in Vancouver BC, Canada and is focused on the exploration and development of platinum and palladium projects in Canada and South Africa. PTM holds significant mineral rights in the Northern and Western Bushveld Platinum Complex of South Africa including a large scale joint venture with Anglo Platinum Corporation in the Western Limb of the Bushveld Complex. The Western Bushveld Joint Venture, where PTM has the right to earn a 37% interest includes an inferred resource of 5.87 million ounces of platinum, palladium, rhodium, and gold.

PTM is also the largest mineral rights holder in the area surrounding Canada's only primary platinum and palladium mine near Thunder Bay, Ontario and has a separate active joint venture with Anglo Platinum near Sudbury, Ontario, Canada.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.

REPORTING ISSUER

PLATINUM GROUP METALS LTD.

328 - 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:

(604) 899-5450     Facsimile:

(604) 484-4710

ITEM 2.

Date of Material Change

February 18, 2005

ITEM 3.

                PRESS RELEASE

The Issuer issued a press release at Vancouver, BC dated February 18, 2005 to the TSXV.

ITEM 4.

                SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. (PTM-TSXV) announces results and program details from four active platinum group metals focussed projects in Canada and South Africa.

ITEM 5.

Full Description of Material Change

See News Release dated February 18, 2005.

ITEM 6.

RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)                N/A

ITEM 7.

OMITTED INFORMATION          N/A

ITEM 8.

                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO

Phone: (604) 899-5450

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein. Dated at Vancouver, British Columbia this 18th day of February, 2005.

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones, President & CEO

Platinum Group Metals Ltd.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

Platinum Group Metals Ltd.

Suite 328 - 550 Burrard Street, Vancouver V6C 2B5

Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net	Web Site: www.platinumgroupmetals.net	PTM:TSX-V; PTMQF:OTCBB SEC Form 20F, File No. 0-30306
No. 05-99	NEWS RELEASE	FEBRUARY 18, 2005

DRILLING RESULTS UPDATE - CANADA AND SOUTH AFRICA

Platinum Group Metals Ltd. (PTM-TSXV; PTMQF-OTCBB) announces the following results and program details from four active platinum group metals focussed projects in Canada and South Africa;

Seagull Property - Thunder Bay, Ontario - PTM 70% Option Interest

Assays have been received for a further significant intercept from the Seagull Project located near Thunder Bay, Ontario. The latest assays have returned the best grade detected to date of 7.42 grams per tonne 3E (3.52 g/t platinum, 3.92 g/t palladium, 0.25 g/t gold) along with 0.39% Nickel and 0.80% Copper over 0.57 metres. A wider interval of the same intercept returned 3.77 grams per tonne 3E over 1.55 metres (1.66 g/t platinum, 1.98 g/t palladium, 0.13 g/t gold). These results were returned from an intercept previously not recognized as a reef interval and which was sampled over 2.0 metre systematic sample widths.  An additional 45 centimetres of mineralized peridotite from immediately above this intercept had been previously removed for sulphur isotope determinations and was not available for re-sampling. This intercept is contained within hole WM00-05 at a depth of 734.45 metres and is hosted within a peridiotite unit in the basal portion of the Seagull Intrusion. Hole WM00-05 is located 650 metres to the southwest of Hole WM05-17, reported by PTM on January 19, 2005, which hosted an intercept of 6.21 g/t 6E + Au over 0.65 metres, also within the basal peridiotite sequence. Assays for rhodium, osmium, iridium and ruthenium for the new intercept are pending.

Drilling at Seagull is continuing with one drill rig and several additional new sulphide-bearing intercepts are in for assay. The peridiotite layer mineralization has now been recognized in Holes WM01-10 and WM01-09 and new assays have been returned grading 0.47 g/t 3E over 2.0 metres in hole 10 and 0.12 g/t 3E over 4 metres in hole 9. As further intercepts are completed a representative average of the grades for the four known and targeted PGE bearing layers should emerge.

War Springs, North Limb of the Bushveld Complex - South Africa - 70% PTM

Drilling on 500 metre spaced sections, geophysics, mapping and geochemistry at the War Springs property has confirmed the lateral continuity of platinum bearing reef units over 2500 metres. This level of continuity for such reef layers is unusual for the Platreef in the North Limb. Initial drilling has outlined an area of approximately 1250 metres in length that is being targeted for its higher reef grade and thickness. This area is the subject of fill-in drilling now underway with one drill rig drilling 80 to 100 metre deep holes spaced 125 metres apart along the C and B reefs. One step out Hole, ORL-11, 500 metres to the south on the remaining untested 3 kilometres of the North Limb strike length has been completed and assays are pending.

WAR SPRINGS DETAILS MINERALIZED INTERSECTIONS
BHID	Top of Intercept	Length	Reef	Pt	Pd	Au	2PGE+Au	Cu	Ni	Cu+Ni
	(m)	(m)		(g/t)	(g/t)	(g/t)	(g/t)	(%)	(%)	(%)
ORL-1	64	5	C	0.12	0.55	0.03	0.70	0.013	0.032	0.046
			B	No significant value intersected
	600	10	A	0.33	0.74	0.09	1.16	0.229	0.283	0.512
ORL-2			C	Not intersected
			B	No significant value intersected -faulted
			A	Stopped short
ORL-3	69	7	C	0.37	1.85	0.14	2.35	0.099	0.128	0.227
	326	5	B	0.52	1.03	0.16	1.71	0.299	0.379	0.680
			A	Stopped short -drilling problem
ORL-4	70	4	C	0.24	2.25	0.26	2.76	0.126	0.133	0.258
	390	9	B	0.56	1.26	0.18	1.99	0.356	0.393	0.749
	602	5	A	0.30	0.30	0.03	0.63	0.037	0.069	0.106
ORL-5	90	12	C	0.14	0.58	0.04	0.77	0.025	0.035	0.060

	377	4	B	0.16	0.38	0.06	0.60	0.145	0.177	0.322
	596	5	A	0.40	0.45	0.12	0.97	0.057	0.111	0.168
ORL-6			C	Not Targeted
	42	8	B	0.17	0.39	0.07	0.63	0.180	0.190	0.370
	305	2	A	0.26	0.51	0.04	0.80	0.070	0.130	0.200
ORL-7			C	Not Targeted
			B	No significant value intersected
	209	2	A	0.10	0.47	0.06	0.63	0.027	0.095	0.121
ORL-8			C	Not Targeted
	46	2	B	0.20	0.35	0.04	0.60	0.062	0.121	0.183
	257	1	A	0.20	0.66	0.04	0.89	0.059	0.142	0.201
ORL-9			C	Not Targeted
	101	10	B	0.19	0.35	0.05	0.59	0.13	0.15	0.28
			A	ND	ND	ND	ND	ND	ND	ND
ORL-10			C	Not Targeted
			B	ND	ND	ND	ND	ND	ND	ND
	377	2	A	0.54	0.28	0.02	0.85	0.049	0.097	0.146

"ND" signifies Reef having not been developed.

Western Bushveld Joint Venture - Bushveld Complex, South Africa - 37% PTM

The Joint Venture was finalized on January 26, 2005 and the first drill hole completed by PTM as operator has intersected both Merensky and UG 2 reefs at their projected positions midway between two 1 kilometre spaced holes within the area of inferred resources of 5.87 Million ounces of PGE's reported by Anglo Platinum in their 2004 Annual Report.   The reported resource lies within the southeast corner of the Joint Venture property.  Assays from this latest hole are pending and drilling is continuing. PTM plans to immediately add a second drill rig to target the area outside the known resources and a minimum of 7,500 metres of core and deflection drilling is planned.

A breakdown of the ratio for PGE elements for the Joint Venture area was not provided in Anglo Platinum's resource estimate, however it is anticipated that the PGE splits will be typical of the splits on the resources reported at the adjoining mine on the same reefs of 63% platinum, 28% palladium, 4.5% rhodium, and 4.5% gold on the Merensky Reef and 59% platinum, 29 % palladium, 11 % rhodium and 1 % gold on the UG2 Reef. PTM's drilling and independent resources estimates will report the element split results and estimates as received.

Agnew Lake Joint Venture- Sudbury Ontario - 19% PTM

Anglo Platinum Corporation and Pacific North West Capital Corp. will conduct a 2005 drill program budgeted at $ 125,000 on the Agnew Lake Property. Results will be reported when received.

War Springs Project - Qualified Person and Quality Assurance and Control

Mr. Willie Visser is acting as the Qualified Person, "QP" for Platinum Group Metals (RSA) (Pty) Ltd., and "PTM RSA" a wholly owned subsidiary of PTM, for this release on the War Springs Platinum Project.  He is registered with the SACNASP (South African Council for Natural Scientific Professions) (Registration No. 400279/04). Mr. Visser is the Exploration Manager for PTM RSA with 15 years experience as a geologist, including as a senior Resource Manager. Assay and lab procedures are as previously announced.

Seagull Project Qualified Person and Quality Control and Assurance

Darin Wagner, P.Geo., the Exploration Manager of PTM, is the qualified person for the Seagull information. He is supervising the exploration drilling and sampling for PTM. He has more than 16 years relevant experience in resource exploration and evaluation. Mr. Wagner has directed PTM's PGE exploration activities in the Thunder Bay area for several years and also has experience in the Bushveld Complex, South Africa. As previously announced for other work, PTM has inserted standards blanks and blind duplicates in the sample stream as part of its rigorous quality control and assurance Company procedures. Assays procedures and lab are as previously announced.

Western Bushveld Joint Venture Qualified Person

Results of the resource estimates as reported in Anglo Platinum's 2004 Annual Report were published on February 17, 2004. R. Michael Jones P.Eng (Ont.), the President of Platinum Group Metals Ltd is the qualified person for the reporting of this information, as received from Anglo Platinum.

On behalf of the Board of

Platinum Group Metals Ltd.

"R. Michael Jones"

R. Michael Jones

President and Director

For further information contact:
R. Michael Jones, President or John Foulkes, Manager Corporate Development Platinum Group Metals Ltd., Vancouver Tel: (604) 899-5450 / Toll Free: (866) 899-5450	Larry Roth Roth Investor Relations, NYC Tel: (732) 792-2200

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office:  Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.